

mobius management systems, inc.
2006 annual report

25 things you should know about


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Celebrating 25 Years!

Mobius Management Systems, Inc. has long delivered the most comprehensive and scalable software solutions for managing the lifecycle of all enterprise documents, records and content in any format from any source. Founded in 1981, we continue to earn industry-wide recognition for technology that offers unmatched breadth of functionality, breadth of supported formats, and high-volume, high-demand performance.

Today, Mobius is the leading provider of integrated solutions for enterprise content archiving and records management. Our comprehensive software suite integrates records and content across disparate repositories, supports legal and regulatory compliance, and includes content-enabled applications that streamline business processes.

In celebrating our 25th anniversary year, this annual report invites you to get better acquainted with our company through "25 things you should know about Mobius." We hope you'll learn a bit about who we are, what we do and where we're going as we embark on the next 25 years.


Revenue
(millions of dollars)
2002
2003
2004
2005
2006
5.1
34.8
28.0
67.9
5.9
38.4
38.4
82.7
5.0
40.2
42.9
88.1
5.4
41.4
30.9
77.7
7.9
42.1
39.2
89.2
0
20
40
60
80
100
Professional services and other
Maintenance
License


Net Income (Loss)
(millions of dollars)
2002
2003
2004
2005
2006
(5.2)
4.1
4.8
(2.7)
2.1
-6
0
5


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(in thousands, except per share data)

	2002	2003	2004	2005	2006
Revenue					
Software license	$28,026	$38,353	$42,858	$30,883	**$39,167**
Maintenance	34,776	38,448	40,151	41,416	**42,131**
Professional services and other	5,111	5,855	5,079	5,374	**7,933**
Total revenue	**$67,913**	**$82,656**	**$88.088**	**$77,673**	**$89,231**
Year-over-year growth	(8.5%)	21.7%	6.6%	(11.8%)	**14.9%**
Net income (loss)	$(5,221)	$4,076	$4,802	$(2,695)	**$2,080**
Diluted earnings (loss) per share	$(.30)	$.23	$.24	$(.15)	**$.10**

As we kick off our 25th anniversary year, I am excited to report that Mobius achieved record-high revenues and solid profitability in fiscal 2006.

During fiscal 2006, total revenues increased 14.9% to a record $89.2 million and software license revenues increased 26.8% to $39.2 million. Net income for fiscal 2006 was $2.1 million, or $0.10 per diluted share. Our financial position continues to be strong, with $40 million of cash and no bank debt.

Gains in 2006 were driven by adding a number of important new customers, by significantly expanding our relationship with a number of existing customers, and by improved productivity and effectiveness in our sales and marketing operations. Looking to fiscal 2007 and beyond, we note that we have seen positive indicators in market acceptance of our newer product offerings.

Addressing Our Customers' Most Compelling Needs for Twenty-Five Years

Our 2006 results are particularly satisfying as we usher in this anniversary year. When Joseph Albracht and I founded Mobius in 1981, our goal was to help companies that were drowning in paper. We were in the forefront of the market for high-volume document archiving and retrieval software and have been a dominant presence in that market throughout our history. Today, our customers are grappling with a rising tide of digital information that is often scattered across the globe in disparate repositories, on different computing platforms and in many different formats. They are struggling to cope with burgeoning legal and regulatory requirements that complicate questions of what to keep, for how long and who should have access. And they are under continuing pressure to contain costs while leveraging vast amounts of digital information to serve the needs of the business.



"We've got staying power."

You don't get to be a successful 25-year-old software company without doing more than a few things right. Founded in 1981 by current CEO Mitchell Gross and Joseph Albracht, Mobius pioneered software for high-volume information archiving and retrieval. And with a clear understanding of the business and technology challenges faced by our customers, we've been a dominating presence in that market ever since.

The market is ripe for Mobius. By storing digital assets in a device-independent format, we guarantee portability to new hardware platforms and storage devices while maintaining the document in its original form. By integrating all types of digital content and records across the enterprise and managing their retention and disposition, we help our customers reduce operating costs, streamline business processes and protect vital information assets. By enabling automated balancing and reconciliation, we reduce the risk of errors in critical information while reducing the costs of ensuring accuracy. And by providing the most scalable, robust, proven enterprise archiving architecture, we consistently deliver the functionality, reliability and continuity needed to support large-scale, mission-critical applications.

Delivering New Solutions to Meet Present and Future Requirements

During fiscal 2006, we established in the marketplace products that leverage Mobius core technologies to deliver solutions that address organizations' crucial imperatives to reduce costs, improve productivity and meet compliance requirements.

ViewDirect Records Manager is a comprehensive records and e-mail management facility, built directly into ViewDirect, our industry-leading, high-performance archiving engine. This ground-breaking technology delivers a true enterprise-level capability for high-volume archiving, integration and retention management of records and content of any type from any source.


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Total Content Integrator, or TCI, is a "next-generation" integration facility that delivers seamless, uniform access to digital information of any type stored anywhere in the enterprise. In 2006, we published a Web standards-based interface that facilitates developing applications that retrieve information from multiple, disparate repositories.

ABS for Spreadsheet Compliance mitigates risks and eases the burden of regulatory compliance by centralizing and managing the lifecycle of enterprise spreadsheets. This first-in-class tool reduces the costs of eliminating errors and restores confidence in financial reporting by ensuring that spreadsheets are properly controlled, accessed and managed.

In 2007, we expect these new offerings to accelerate revenue growth while we continue to maximize the potential of our core products. Furthermore, our recently hired vice-president of channel sales will drive our efforts to build a channel program to market TCI and other products to application developers, systems integrators and resellers.

In marking our 25th anniversary, we reflect on a track record of stability and innovation and look forward to a future in which our vision, technological leadership and the value we deliver to our customers continue to drive growth.

As co-founder of Mobius, I've had the satisfaction of working for twenty-five years with extraordinarily talented and dedicated employees and with customers who have shared their ideas and vision of how technology could further their business goals. This silver anniversary is the perfect opportunity to thank them – and all Mobius stakeholders – for their support and for helping us build a successful, innovative company that is ready to meet the challenges of the next twenty-five years.



Mitchell Gross
Chairman of the Board
Chief Executive Officer and President

2 Innovation is in our blood.

Mobius has achieved industry-wide recognition for delivering breakthrough technology that helps companies deal with massive amounts of digital information. From report distribution and online viewing to leveraging the power of the Internet, integrating disparate repositories and managing the lifecycle of spreadsheets, we're proud to have been the "first-mover" – many times over – in our market.

3 We know exactly where we're going.

With many years of industry leadership under our collective belt, we're confident in our view of how our market will evolve. Today, we see the need to reduce operating costs and simplify complex environments, along with compliance, driving changes in customer requirements. And those changes square perfectly with what Mobius does best: high-volume archiving, search and retrieval, enterprise records and e-mail management, integration across the enterprise, and data quality. Call it the Mobius "sweet spot."

4 We'll take the kudos but we know what's really important.

Year after year, Mobius is identified as a leader and strong performer in all the right analyst reports. Industry publications continue to recognize our "trend-setting" products and list us among the top solution providers. We acknowledge the applause but find the most satisfaction in learning that our software saves our customers millions of dollars each year and makes them more responsive and productive.



5 We're always glad to "prove it."

With a track record of winning an overwhelming majority of trials we engage in, Mobius welcomes the opportunity to roll up our sleeves and show potential customers how quickly, easily and thoroughly we can help them solve some of their most complex – and costly – business problems while blowing the competition out of the water.

Ji-Taek Hong, Development; **Diane Pepe**, Customer Support; **Tamir Sigal**, Product Marketing; **Tom Simalchik**, Marketing Communications

6 **It helps to be flexible (and scalable...and easy to use...and...).**

"The scalable nature of ViewDirect and its easy-to-use functionality, coupled with the flexible working nature of Mobius as a company, make ViewDirect the perfect choice for Vertex."

— Vertex

7 **It doesn't take an army.**

To the amazement of many, our services-to-software license cost ratio, ranging from 1:3 to 1:5, is the inverse of that of most providers in our market. Mobius software requires significantly less effort and resources to install, configure and maintain than competitive offerings, giving us a definitive advantage in total cost of ownership. We don't just protect your data; we protect your bottom line.

8 **Compliance isn't just the latest buzzword.**

For as long as we've been in business, we have guaranteed the long-term integrity and availability of our customers' most vital digital assets. Today, we provide records and e-mail management functionality as fully integrated components of our flagship ViewDirect archiving engine in support of a wide range of government mandates, industry regulations, legal discovery and corporate governance requirements. And there's more: Our newest solution, ABS for Spreadsheet Compliance, centralizes and manages the lifecycle of enterprise spreadsheets and is rapidly becoming a vital component of our customers' compliance strategies.


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9 **Our software is invented here.**

We don't cobble together technologies and pass them off as an integrated product suite. Mobius has a rich history of building its own fully integrated solutions. Our customers benefit from high-quality products and from knowing that their investment is protected from the whims of multiple third-party vendors.

10. **Our customers earn "compounded interest."**

"We chose ViewDirect as a strategic solution for our imaging and archiving needs because Mobius proved to us that it could provide the needed functionality and integrate seamlessly with our existing IT infrastructure. The Mobius team was knowledgeable and responsive, working with us to deliver a solution that will continue to grow and add value for years to come."

— University of Mississippi

11 **When we say "any" we mean "any."**

Any information. Any format. Any volume. Any source. Any repository. Any storage device. Mobius manages and protects our customers' critical information assets without limitations.

12 **We deliver the confidence that everything is right.**

Bad data managed efficiently is still bad data. To minimize corporate risk – and executive anxiety – information must stand up to scrutiny. Mobius's Audit and Balancing System validates data within and across business applications and platforms to ensure accuracy and consistency – and a good night's sleep.

13 It isn't called "customer satisfaction" for nothing.

You know you can't take good customer support for granted. The Mobius support organization, aptly named the Customer Satisfaction Group, diligently tracks response time and customer satisfaction metrics and then strives to do even better. Behind those metrics is a team of support professionals dedicated to the proposition that every customer will be satisfied...and fast.

14 We earn high marks across the board.

"We chose Mobius because ViewDirect functionality was clearly superior to other products we looked at. We were also aware of Mobius's position as an industry leader, as evidenced by consistently high ratings in the Gartner Magic Quadrant, but after a thorough competitive evaluation, it was the technology and the responsiveness of the Mobius staff that won the day."

— Farmers Insurance



15 What runs hot around the Mobius water cooler.

Although we argue passionately about the track record of various sports teams or the merits of different programming techniques, we are equally passionately united on a number of shared values. We relish competition. We understand the value of teamwork. We embrace diversity. We always play to win.

Carl Volckmann, Professional Services; **Steven Kim**, Information Technology; **Laura De Luca**, Contracts Administration; **Judith Samuels**, Accounting

16 Only the best are good enough.

Mobius continues to enrich its pool of talented employees by hiring subject-matter experts that bring a level of industry recognition and practical knowledge to key verticals and technology focus areas – in banking, insurance, financial services, manufacturing, compliance and records management. We've hired domain experts to enhance our user interfaces, further our commitment to open standards and accelerate product development without sacrificing the unbeatable quality and reliability of our software.

17 We put you in the fast lane.

Mobius solutions automate, streamline and enhance specific, mission-critical business operations to deliver the fastest return on investment. Furthermore, Mobius solutions – from automated loan processing to payment exception management – integrate content, processes and people to speed information delivery and connect employees, customers, partners and suppliers.


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18 We make paper a thing of the past.

With 350 million documents stored in the ViewDirect repository and an average of 750,000 accesses a month, State Auto has eliminated the distribution of printed documents and has found a better way to do business with its independent agents.

– State Auto Insurance

"The ViewDirect archive is an essential component of the new working methodology at Brose, putting the paperless office and desk sharing at the forefront."

– Brose

Postecom, the IT subsidiary of the Italian national postal service, archives payment receipts in ViewDirect, making them available for customer viewing and saving millions of euros a year. "We process up to 600 million payment receipts a year, which is an immense undertaking when you consider the amount of paper involved. We've calculated that the annual amount of receipts weigh an average of 720 tons, approximately the weight of 1,000 cars!"

– Postecom

19 We're in the "insurance business."

Protecting and preserving critical information assets is serious business and it means more than disaster recovery. It also means protection from technology obsolescence. Over the last twenty-five years, as our customers have moved to new hardware and storage platforms, our hardware- and device-independence has ensured uninterrupted access to their information.

Architecture matters.

We encourage our customers to look under the hood. What they find is a robust, field-tested architectural foundation that enables platform- and device-independence, not to mention unmatched scalability, flexibility and reliability. How do we do it? Functional isolation, service-oriented architecture, self-correction facility, universal archive, open source interface, automatic folders, single sign-on, flexible search, pre-packaged adapters...Put them all together, they spell "best in class."



Neil Weiss, Industry Solutions; **Kirk Van Tassel**, Information Development; **Scott DellaPeruta**, Product Development; **Leslie Hershey**, Technical Product Marketing

21 We build on a rock-solid foundation.

You can't successfully scale a mountain without firm footing underneath you. ViewDirect has long been recognized for delivering solutions with unmatched scalability and flexibility. As we deliver new products and functionality that address today's tough compliance and records management challenges, we build on the solid foundation of our best-in-class flagship technologies.

22 This is a great place to work and a terrific place to grow.

The hallmark of a successful company is happy and fulfilled employees. Talk to Karry Kleeman, who started as a sales representative 17 years ago and today leads our sales organization in Europe, the Middle East and Africa. Or chat with Diane Pepe, an eight-year veteran, whose customer satisfaction team continually earns the highest praise from customers. Or Yan Bregman, who joined the Mobius development organization more than 15 years ago and now leads the ViewDirect engineering group.

23 From soup to nuts: Mobius Professional Services delivers.

A complex project spanning multiple platforms and products. A requirement for fast, foolproof implementation. Mobius Professional Services steps in at any point to provide expert services for projects large and small. Proven methodology and a team of experts grounded in real-word practice deliver the assurance customers seek and the results they demand.

24 We are mission-critical to the success of our customers.

"ViewDirect is key to our IT infrastructure – our operations would come to a standstill if these reports were not delivered in a timely fashion."

— ICCREA Banca

"We have done our homework and invested in a product that will not only meet our needs today but will support our growth and e-business initiatives well into the future."

— KeyCorp


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While celebrating our past, we look to the future.

We are committed to building on our track record of creating value for our customers, employees and stakeholders. A laser-beam focus on first-in-class innovation, exceptional talent and brilliant execution will ensure that our next 25 years are even brighter than the first.

Vadim Verakhovsky, Development; **Chris Tufano**, Quality Assurance; **José Rivera**, Customer Support; **Carmela Forgione**, Office of the President

Board of Directors

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President
Mobius Management Systems, Inc.

Joseph J. Albracht
Co-founder
Mobius Management Systems, Inc.

Mark P. Cattini
President and Chief Executive Officer
MapInfo Corporation

Gary G. Greenfield
President and Chief Executive Officer
GXS

Patrick W. Gross
Chairman
The Lovell Group

Louis Hernandez, Jr.
Chairman of the Board
Chief Executive Officer
Open Solutions, Inc.

Kenneth P. Kopelman
Partner
Kramer Levin Naftalis & Frankel LLP

Robert H. Levitan
Co-founder and Chief Executive Officer
Pando Networks, Inc.

James A. Perakis
Former Chairman and Chief Executive Officer
Hyperion Software Corporation
Chairman of the Board
NetKey Inc.

Executive Management

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President

Mauricio Barberi
Senior Vice President, Marketing

David Barton
Senior Vice President, Worldwide Sales

Raymond F. Kunzmann
Senior Vice President, Finance
and Chief Financial Officer

James C. Biggs
Vice President, Channel Sales and Marketing

Skip Dugas
Vice President, Professional Services

Gail Langeloh
Vice President, Customer Support

Dennis Levesque
Vice President, Product Development

William Wahlbrink
Vice President, Information Technology

Table of Contents

mobius



SELECTED FINANCIAL DATA | A FIVE-YEAR SUMMARY

	Years Ended June 30,				
	2002	2003	2004	2005	2006
Consolidated Statement of Operations Data (in thousands, except per share data):					
Revenues:					
Software license	$28,026	$38,353	$42,858	$30,883	$39,167
Maintenance	34,776	38,448	40,151	41,416	42,131
Professional service and other	5,111	5,855	5,079	5,374	7,933
Total revenues	67,913	82,656	88,088	77,673	89,231
Cost of revenues:					
Software license	1,128	1,146	1,115	1,773	1,110
Maintenance	5,919	6,631	7,048	8,094	7,721
Professional service and other	5,035	5,934	5,506	4,782	6,277
Total cost of revenues	12,082	13,711	13,669	14,649	15,108
Gross profit	55,831	68,945	74,419	63,024	74,123
Operating expenses (1):					
Sales and marketing	38,151	34,776	35,090	36,402	37,447
Research and development	15,741	18,025	20,797	22,722	22,726
General and administrative	10,380	10,838	11,397	12,000	13,356
Acquired in-process research and development	—	910	956	—	—
Facilities restructuring	1,394	194	—	—	—
Total operating expenses	65,666	64,743	68,240	71,124	73,529
Income (loss) from operations	(9,835)	4,202	6,179	(8,100)	594
Interest income, net	1,659	1,514	1,840	2,264	2,334
Other income (expense)	143	220	(90)	104	7
Income (loss) before income taxes	(8,033)	5,936	7,929	(5,732)	2,935
Provision for (benefit from) income taxes	(2,812)	1,860	3,127	(3,037)	855
Net income (loss)	$(5,221)	$4,076	$4,802	$(2,695)	$2,080
Basic earnings (loss) per share (2)	$(0.30)	$0.23	$0.27	$(0.15)	$0.11
Basic weighted average shares outstanding (2)	17,459	17,363	17,964	18,409	18,765
Diluted earnings (loss) per share (2)	$(0.30)	$0.23	$0.24	$(0.15)	$0.10
Diluted weighted average shares outstanding (2)	17,459	18,089	19,937	18,409	19,831
Consolidated Balance Sheet Data (in thousands):					
Total assets	$71,392	$81,818	$95,576	$90,315	$93,340
Total long-term obligations	1,406	5,560	4,943	3,812	2,601
Stockholders' equity	31,120	36,357	45,139	43,567	49,500

(1) Included within sales and marketing, research and development and general and administrative expense is stock compensation expense associated with the granting of stock options to employees immediately prior to the Company's IPO for the years ended June 30, 2002 and 2003 aggregating $125 and $43, respectively. There was no such expense during fiscal 2004, 2005 and 2006 since the entire expense was recognized prior to July 1, 2003. Effective July 1, 2005, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment (revised)." For additional information, see Note 9 to the accompanying Consolidated Financial Statements.

(2) For a description of the basic and diluted earnings per share ("EPS") calculations and the basic and diluted weighted average shares outstanding, see Notes 2 and 3 of Notes to Consolidated Financial Statements.

In this section, readers are given a more detailed assessment of our operating results and changes in financial position over the periods discussed. This section should be read in conjunction with our Consolidated Financial Statements and related Notes. Please note that references in this section to "this year" and "last year" refer to our fiscal years ended June 30, 2006 and June 30, 2005, respectively.

Executive Overview

We are a leading provider of integrated solutions for records and content management. For twenty-five years, we have delivered innovative software that helps major corporations manage and derive value from vast amounts of digital records, documents and images of any type. Our technology has achieved industry-wide recognition for its breadth of functionality, breadth of supported information formats and the ability to meet high-volume, high-performance requirements in distributed environments that range from the desktop to the mainframe.

Our solutions manage the entire lifecycle of information – from the moment it is created until it is no longer needed – and ensure its long-term integrity and availability, both to meet the operational needs of the entity and to ensure legal and regulatory compliance.

By integrating information across the enterprise and managing its retention and disposition, we help our customers reduce operating costs, streamline critical business processes, and protect critical information assets.


mobius

Our flagship product, ViewDirect®, is market-leading software for enterprise high-volume storage, high-speed indexed access and electronic distribution and disposal of anything that is either connected to or created in a digital format. ViewDirect incorporates complete facilities for managing the entire lifecycle of anything kept in digital format that serves the needs of the business and addresses legal and regulatory requirements. Additional Mobius products provide integrated access to disparate digital repositories, monitor the accuracy of enterprise data, build and maintain Web sites, and automate business processes.

Our total revenues decreased from $88.1 million in fiscal 2004 to $77.7 million in fiscal 2005 and increased to $89.2 million in fiscal 2006. Operating income was $6.2 million, or 7.0% of revenues, in fiscal 2004, as compared with an operating loss of $8.1 million, or (10.4)% of revenues, in fiscal 2005 and operating income of $594,000, or 0.7% of revenues, in fiscal 2006. In fiscal 2004, excluding the charge for acquired in-process research and development of $956,000, operating income was $7.1 million, or 8.1% of revenues. In fiscal 2005, we recorded a $250,000 pre-tax charge related to the accelerated vesting of certain employee stock options. Excluding this charge, operating loss in fiscal 2005 was $7.9 million, or (10.1)% of revenues. In fiscal 2006, we recorded a pre-tax charge of approximately $855,000 for stock-based compensation expense recognized pursuant to the provisions of SFAS No. 123(R). We adopted SFAS No. 123(R) as of July 1, 2005. Excluding this charge, operating income was $1.4 million, or 1.6% of revenues, in fiscal 2006. Net income was $4.8 million, or $0.24 per diluted share, in fiscal 2004, as compared with a net loss of $2.7 million, or ($0.15) per share, in fiscal 2005 and net income of $2.1 million, or $0.10 per diluted share, in fiscal 2006.

We derive our revenues from product licenses, related annual maintenance and professional services and other. Software license revenues decreased from $42.9 million in fiscal 2004 to $30.9 million last year, and increased to $39.2 million this year. Software license revenues in fiscal 2005 included an individual contract for $5.7 million in software license fees with a major financial institution. Maintenance revenues increased from $40.2 million in fiscal 2004 to $41.4 million last year to $42.1 million this year. Professional service and other revenue increased from $5.1 million in fiscal 2004 to $5.4 million last year and increased to $7.9 million this year. This year, 43.9% of total revenues were generated from software licenses, 47.2% were generated from maintenance and 8.9% were generated from professional services and other sources. Our professional services group offers installation and conversion services, and to a lesser extent, business consulting and training to our customers. The Mobius suite of products are generally not difficult to install and do not require significant installation services. As such, while this line of our business provides a valuable service to our customers, revenues from professional services are not a significant percentage of overall revenue. International revenues increased from $18.4 million in fiscal 2004 to $19.2 million last year to $22.1 million this year. The majority of our current international revenues are derived from the direct sales force of our wholly-owned subsidiaries. These subsidiaries also derive revenue in certain geographies through third-party agents. Our subsidiaries conduct business in the currency of the country in which they operate, exposing us to currency fluctuations and currency transaction losses or gains, which are outside of our control.

The increase in revenues for fiscal 2006 was primarily due to increased software license revenue, and to a lesser extent, increased professional service activity. Software license revenue increased primarily as a result of improvements in sales and marketing management and effectiveness stemming largely from changes in our sales and marketing organization and the introduction of new processes and initiatives. Professional service revenue benefited from increased activity in Europe.

We have also achieved various internal goals that we believe have set the stage for growth in fiscal 2007 and beyond. In addition to our increases in revenue and profitability in fiscal 2006, other accomplishments include:

- Enhanced and strengthened our senior management team, including the addition of a Vice President of Channel Sales and Marketing to build our channel sales program;
- Obtained positive market reception for our newer product offerings described below; and
- Increased cash and cash equivalents balances by more than $6.0 million.

We believe we are well positioned to meet the growing demand for content management solutions as companies intensify their search for ways to integrate content across various applications, to comply with government regulations, such as those mandated by the Sarbanes-Oxley Act and to reduce operating costs. We see a large and growing market leveraging our core competencies in the integrated document archive and retrieval systems and records management business. In addition to improving our overall execution, we intend to enhance our market position through our strong set of base products, along with recent additions to our product portfolio, including:

- ABS for Spreadsheet Compliance, which allows organizations of all sizes to manage and control the lifecycle of spreadsheets while ensuring the integrity and reliability of the data within;
- TCI, our solution for accessing information from any repository and making it available to any user or business application; and
- New enterprise records and email management capabilities available as part of our core ViewDirect product.

There can be no assurance, however, that such additions to our product portfolio will enhance our market position.

We believe that market factors continue to drive customers to cautiously spend on enterprise software and that we compete not only against other companies in our market space, but with other unrelated technologies vying for our customers' spending budgets. These factors can result in unpredictability in the timing of orders. Additionally, the sales cycle is long and involves complexity as customers consider a number of factors before committing to purchase enterprise software. Factors considered by customers include product benefits (including its ability to meet various regulatory compliance requirements), cost, time of implementation, return on investment, the ability to operate with existing and future computer systems, the ability to accommodate increased transaction volume and product reliability. There are no assurances that the growth in the overall content management market or the success of our newer products, such as ViewDirect E-Mail Manager, TCI and Audit and Balancing System, will develop as anticipated, that the improvements in sales and marketing productivity and efficiency will continue or that the newly-hired Vice President of Channel Sales and Marketing will be successful building our channel sales program.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis. Actual results could differ from those estimates.

Management believes that its significant judgments and estimates used in the preparation of our consolidated financial statements are influenced by the following critical accounting policies:

Revenue Recognition

We recognize license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." We generate license revenues from licensing the rights to use our software products to our customers. We also generate maintenance revenues from renewable support and software enhancements and professional service revenues from performing consulting activities for license customers. Software license contracts generally have terms of three, five or fifteen years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. We allocate revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element..During the first half of fiscal 2004, our contracts included a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria were met, revenue was recognized upon delivery using the residual method in accordance with SOP 98-9, whereby the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. Accordingly, when we entered into a contract that included both a software license and an obligation to provide maintenance, the maintenance revenue was unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. We determined the portion of the contract price attributable to maintenance (which did not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from our pricing structure. The unbundled portion of such maintenance revenue was classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements did not exist, all revenue from the arrangement was deferred until such evidence materialized or until all elements were delivered. While we still recognize revenue using the residual method in accordance with SOP 98-9, beginning in the third quarter of fiscal 2004, the vast majority of our software license revenue contracts provide for optional maintenance in the first year, billed separately from the software license arrangement. Maintenance revenue is generally recognized ratably over the term of the support, typically twelve months. The unearned portion of maintenance revenue is classified as deferred revenue.


mobius

We offer installment contracts to our customers, which provide for periodic payments, with terms ranging from six months to five years, with the majority in the range of three years to five years, with generally the first payment due at the beginning of the contract period. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The discount is recognized as interest income over the term of the arrangement. We have an established business practice of offering installment contracts to customers and have a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity. Therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. We entered into an arrangement during our fiscal first quarter of 2005 that provides us with the option of selling installments receivable to General Electric Capital Corporation. This arrangement gives us enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows.

Professional service revenue is generally recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will result in a loss, a provision for the full loss is recognized. Professional service revenue associated with new products is generally deferred until completion of the project and acceptance by the customer.

Software Development Costs

Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires that certain software development costs be capitalized once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

We determine technological feasibility based on the working model method. The period between establishment of a working model and the general availability of our software has historically been short. Accordingly, software development costs qualifying for capitalization have been insignificant. As a result, we have expensed all software development costs.

Income Taxes

We account for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Beginning July 1, 2005, we record windfall tax benefits associated with the exercise of stock options directly to stockholders' equity when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from July 1, 2005 onward. A windfall tax benefit occurs when the actual tax benefit realized by us upon an employee's disposition of an equity-based award exceeds the deferred tax asset, if any, associated with the award that we had recorded.

Stock-Based Compensation

Prior to July 1, 2005, we accounted for employee stock options and employee stock purchase grants under the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations (APB No. 25). During that period, we applied the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123."

Beginning July 1, 2005, we account for share-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment (revised 2004)," (SFAS No. 123(R)), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25. Under SFAS No. 123(R), we expense the grant date fair value of share-based compensation awards over the requisite service period. For additional information regarding the adoption of SFAS No. 123(R), see the section entitled "Stock-Based Compensation" below and Note 9 to the accompanying Consolidated Financial Statements.

Results of Operations

The following table sets forth certain items from our Consolidated Statement of Operations as a percentage of total revenues for the fiscal years indicated:

	Years Ended June 30,		
	2004	2005	2006
Revenues:			
Software license	48.6%	39.7%	**43.9%**
Maintenance	45.6	53.4	**47.2**
Professional service and other	5.8	6.9	**8.9**
Total revenues	100.0	100.0	**100.0**
Cost of revenues:			
Software license	1.3	2.3	**1.2**
Maintenance	8.0	10.4	**8.7**
Professional service and other	6.2	6.2	**7.0**
Total cost of revenues	15.5	18.9	**16.9**
Gross profit	84.5	81.1	**83.1**
Operating expenses:			
Sales and marketing	39.8	46.9	**42.0**
Research and development	23.6	29.2	**25.4**
General and administrative	13.0	15.4	**15.0**
Acquired in-process research and development	1.1	–	**–**
Total operating expenses	77.5	91.5	**82.4**
Income (loss) from operations	7.0	(10.4)	**0.7**
Interest income, net	2.1	2.9	**2.6**
Other income (expense)	(0.1)	0.1	**–**
Income (loss) before income taxes	9.0	(7.4)	**3.3**
Provision for (benefit from) income taxes	3.5	(3.9)	**1.0**
Net income (loss)	5.5%	(3.5)%	**2.3%**


mobius

Year Ended June 30, 2004 Compared to Year Ended June 30, 2005 Compared to Year Ended June 30, 2006

Revenues:

Total revenues decreased 11.8% from $88.1 million in fiscal 2004 to $77.7 million in fiscal 2005 and increased 14.9% to $89.2 million in fiscal 2006. Domestic revenues decreased 16.0% from $69.7 million in fiscal 2004 to $58.5 million in fiscal 2005 and increased 14.7% to $67.1 million in fiscal 2006. International revenues increased 4.0% from $18.4 million in fiscal 2004 to $19.2 million in fiscal 2005 and increased 15.3% to $22.1 million in fiscal 2006. The nature, size and timing of any individual license contract from time to time impacts the relative growth rates in the domestic and international markets. Included in international revenues during fiscal 2005 was an individual contract for $5.7 million in software license fees with a major financial institution. The following provides a discussion of the changes in software license revenues, maintenance revenues and professional service and other revenues for the fiscal years ended June 30, 2004, 2005 and 2006.

Software license revenues decreased 27.9% from $42.9 million in fiscal 2004 to $30.9 million in fiscal 2005 and increased 26.8% to $39.2 million in fiscal 2006. We believe that our results in fiscal 2005 were negatively impacted by several factors, including underperformance due to poor execution in (a) closing contracts for existing products, (b) order pipeline building for new and existing products and (c) new product integration. In addition, performance was adversely impacted by health-related senior management changes in the sales and marketing functions. In fiscal 2006, the increase in software license revenues primarily reflects improvements in sales and marketing management and effectiveness stemming largely from organizational changes, including the addition of a new Senior Vice President of Worldwide Sales and a Senior Vice President of Marketing in the second half of fiscal 2005, and the related introduction of new processes and initiatives.

Maintenance revenues increased 3.2% from $40.2 million in fiscal 2004 to $41.4 million in fiscal 2005 and increased 1.7% to $42.1 million in fiscal 2006. The increases in maintenance revenues during these years were primarily due to new software licenses covered by maintenance agreements and increased maintenance fees on renewals, which were substantially offset by the non-renewal or reduction of existing maintenance contracts and lower maintenance rates on Solution Packs relative to other licenses.

Non-renewals and reductions in maintenance are the result of a number of factors, including the licensing of Solution Packs to our customers, the consolidation of our customer base, the consolidation of customer data centers and the scaling back of obsolete customer operating systems. Annual maintenance for new 15 year enterprise licenses for server and client products is generally based on 15% of the contract value. Annual maintenance for Solution Packs, which represented approximately 56.0%, 25.0% and 25.3% of total software license revenues during fiscal 2004, 2005 and 2006, respectively, is generally based on 10% of contract value. Solution Packs are combinations of certain server and client products designed to address specific customer requirements, which typically have five year license terms.

Professional service and other revenues increased 5.8% from $5.1 million in fiscal 2004 to $5.4 million in fiscal 2005 and increased 47.6% to $7.9 million in fiscal 2006. Professional service revenues for fiscal 2004 included approximately $500,000 relating to services associated with new products that was deferred in prior periods pending acceptance by the customer. Excluding this item, professional service revenues increased 17.4% during fiscal 2005, reflecting several large contracts that closed during the second half of last year. The 47.6% increase during fiscal 2006 principally reflects significantly higher service activity in Europe. During fiscal 2006, we hired or transferred from other departments additional personnel to address this increased demand.

Our professional services group offers installation and conversion services, and to a lesser extent, business consulting and training to our customers. The Mobius suite of products are generally not difficult to install and do not require significant installation services. As such, while this line of our business provides a valuable service to our customers, revenues from professional services are not a significant percentage of overall revenue. Other revenues for all years were not significant.

Cost of Revenues:

Cost of software license revenues consists primarily of the cost of royalties and sublicense fees. The cost of software license revenues increased 59.0% from $1.1 million in fiscal 2004 to $1.8 million in fiscal 2005 and decreased 37.4% to $1.1 million in fiscal 2006, representing 2.6%, 5.7% and 2.8%, respectively, of software license revenues in those years. The cost of software license revenues is a variable expense related to software license revenues that are subject to third-party royalties and sub-license fees. The percentage of cost of software license revenues to total revenues is generally low since most of the products we license are developed in-house. The increase during fiscal 2005 is primarily due to higher royalties related to an increase in software license revenue subject to third-party royalties, in particular, a significant imaging solution licensed to a customer that included third-party software during the fiscal third quarter of 2005. The decrease during fiscal 2006 was primarily due to the significant imaging solution licensed to a customer during fiscal 2005.

Cost of maintenance revenues consists primarily of personnel costs related to our Customer Support group. The cost of maintenance revenues increased 14.8% from $7.0 million in fiscal 2004 to $8.1 million in fiscal 2005 and decreased 4.6% to $7.7 million in fiscal 2006, representing 17.6%, 19.5% and 18.3%, respectively, of maintenance revenues in those years. In fiscal 2005, the increase in cost of maintenance revenues is primarily due to personnel-related costs resulting from increased staffing, as well as increased utilization of Professional Services personnel in Customer Support projects, resulting in a higher allocation of these costs to cost of maintenance revenues. The decrease during fiscal 2006 was primarily due to a reduction in maintenance-related staffing in fiscal 2006 as compared with fiscal 2005.

Cost of professional service and other revenues consists primarily of personnel costs associated with providing professional services, as well as third party subcontractor costs. The cost of professional service and other revenues decreased 13.1% from $5.5 million in fiscal 2004 to $4.8 million in fiscal 2005 and increased 31.3% to $6.3 million in fiscal 2006, representing 108.4%, 89.0% and 79.1% respectively, of professional service and other revenues in those years. The cost of professional service for fiscal 2004 included approximately $500,000 of costs relating to services associated with new products that we had deferred as of June 30, 2003 pending acceptance by the customer. Excluding this item, the cost of professional service decreased 5.2% in fiscal 2005. The cost of professional service decreased in fiscal 2005 due to lower personnel costs (reflecting decreased headcount), as well as the allocation of some of the personnel costs to cost of maintenance revenues due to the utilization of Professional Services personnel in Customer Support projects. These decreases were partially offset by an increase in third-party subcontractor costs. In fiscal 2006, the cost of professional services and other revenues increased primarily due to an increase in personnel costs in Europe. During 2006, the cost of professional service and other revenues as a percentage of professional service and other revenues decreased almost ten percentage points as compared with last year, primarily due to improved professional staff utilization. Partially offsetting this improvement was an increase in third-party subcontractor costs and a decrease in the allocation of Professional Services personnel to other departments.

Operating Expenses:

Sales and marketing expenses consist primarily of the cost of personnel associated with the selling and marketing of our products, including incentive compensation costs associated with revenues. Sales and marketing costs also include the cost of branch sales offices, marketing, promotional materials, advertising, food, travel and lodging expenses and bad debt expense. These expenses increased 3.7% from $35.1 million in fiscal 2004 to $36.4 million in fiscal 2005 and increased 2.9% to $37.4 million for fiscal 2006, representing 39.8%, 46.9% and 42.0%, respectively, of total revenues in those years. In fiscal 2005, sales and marketing expenses increased due to higher personnel costs (reflecting increased average headcount and severance expense), travel expenses and payroll taxes and benefits (due to higher mix of revenue and incentive compensation earned by employees in countries with higher social costs). These increases were partially offset by lower incentive compensation costs earned on lower total software license revenues. In fiscal 2006, sales and marketing expenses increased primarily due to increased sales incentive costs as a result of higher software license and professional service revenues and a new compensation plan for marketing personnel. Also contributing to the increase were higher travel expenses and increased subcontractor fees, primarily related to higher marketing campaign costs.


mobius

Research and development expenses consist primarily of personnel and subcontractor costs attributable to the development of new software products and the enhancement of existing products. We employ developers in Rye, NY; Orlando, FL; and Ottawa, Canada, and utilize subcontractors in India and the Ukraine. Research and development expenses increased 9.3% from $20.8 million in fiscal 2004 to $22.7 million in fiscal 2005 and were also $22.7 million in fiscal 2006, representing 23.6%, 29.2% and 25.4%, respectively, of total revenues in those years. The increase in fiscal 2005 is primarily due to higher personnel costs on increased headcount, including personnel added as a result of the acquisition on April 26, 2004 of the technology and certain other assets of eManage Inc. ("eManage") and increased depreciation and amortization primarily related to intangible assets recorded in connection with the eManage asset acquisition. For a further discussion of the acquisition of the technology and certain other assets of eManage, see the section entitled, "Liquidity and Capital Resources" below. In fiscal 2006, increases in personnel costs, primarily salaries and overtime, and a higher allocation of expenses from Customer Support due to increased utilization of their personnel in development projects, were substantially offset by lower third-party development fees.

General and administrative expenses consist primarily of personnel costs related to management, accounting, human resources, information technology services, administration and associated overhead costs, as well as fees for professional services, primarily legal and accounting. General and administrative expenses increased 5.3% from $11.4 million in fiscal 2004 to $12.0 million in fiscal 2005 and increased 11.3% to $13.4 million in fiscal 2006, representing 13.0%, 15.4% and 15.0%, respectively, of total revenues in those years. The increase in 2005 is due to higher personnel costs, primarily as a result of increased headcount and salary increases, and increased subcontractor and accounting fees related to Sarbanes-Oxley compliance work. In fiscal 2006, the increase in general and administrative expenses was due to increases in a number of items including: personnel costs, primarily as a result of salary increases and bonus compensation costs; compensation expense on stock options relating to SFAS No. 123(R); and, professional fees, primarily as a result of increased legal fees.

Acquired in-process research and development expense relates to the acquisition of the technology and certain other assets of eManage. A portion of the purchase price in the acquisition was allocated to acquired in-process research and technology. Since the technological feasibility of the research and development projects had not yet been achieved and we believed such projects had no alternative future use, the acquired in-process research and development was expensed in the year of acquisition. As a result, we recorded a charge of $956,000 in fiscal 2004 relating to the eManage asset acquisition. A valuation prepared using the discounted net cash flow method was utilized to value the acquired in-process research and development expenses for the eManage asset acquisition.

Interest Income and Other Income (Expense):

Interest income, net of interest expense, was $1.8 million in fiscal 2004, and $2.3 million in both fiscal 2005 and 2006. The increase in interest income during fiscal 2005 is primarily attributable to higher interest rates on installments receivable balances and slightly higher interest rates on invested cash balances. During fiscal 2006, increases in interest income due to higher cash balances and higher interest rates on invested cash balances and installments receivable was offset by a decrease in interest income from lower installments receivable balances due to a decrease in financed deals. Other income (expense) is comprised of foreign currency transactions and other miscellaneous income (expense). Foreign currency losses were $90,000 in fiscal 2004, as compared with foreign currency gains of $61,000 and $10,000 in fiscal 2005 and 2006, respectively. Other miscellaneous income (expense) was insignificant for fiscal 2004, 2005 and 2006, respectively.

Provision for (Benefit from) Income Taxes:

The tax provision for income taxes was $3.1 million in fiscal 2004 (effective tax provision rate of 39.4%), compared with a tax benefit of $3.0 million (effective tax benefit rate of (53.0)%) in fiscal 2005 and a tax provision of $855,000 (effective tax provision rate of 29.1%) in fiscal 2006. The effective tax rates in both fiscal year 2005 and 2006 were favorably impacted by the reversal of previously accrued taxes as a result of the expiration of the IRS statute of limitations on the tax years for which the accruals were established. The effective tax rate for fiscal 2006 was negatively impacted by our inability to claim a full year U.S. research and development tax credit due to the expiration of the credit effective December 31, 2005. Adjusting for the impact of these items, the effective tax benefit rate for fiscal 2005 would have approximated (42.5%), and the effective tax provision rate for fiscal 2006 would have approximated 26.2% (the "adjusted tax rates"). If the research and development tax credit is extended, we will record a "catch-up" adjustment in the period in which the related tax bill is passed.

The higher adjusted tax benefit rate in fiscal 2005 as compared with the tax rate in fiscal 2004 was primarily due to two substantially offsetting items: (i) the additive impact of the research and development credit on the tax benefit rate calculated on a loss in fiscal 2005 versus the reduction of the tax provision rate calculated on a profit in fiscal 2004, offset by (ii) lower foreign taxes in fiscal 2005. The lower adjusted tax rate in fiscal 2006 as compared with the adjusted tax benefit rate in fiscal 2005 also reflects the additive impact of the research and development credit on the tax benefit rate calculated on a loss in fiscal 2005 versus the reduction of a tax provision rate calculated on the profit in fiscal 2006.

Selected Unaudited Quarterly Operating Results

The following table presents certain unaudited consolidated statement of operations data for the eight fiscal quarters in the two-year period ended June 30, 2006. In management's opinion, this unaudited information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Annual Report and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the audited Consolidated Financial Statements and Notes thereto included elsewhere herein. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Quarters Ended							
	Sept.30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005	Sept.30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006
Revenues:								
Software license revenues	$6,204	$6,875	$6,751	$11,053	$8,995	$9,507	$9,126	$11,539
Maintenance	10,003	10,216	10,586	10,611	10,679	10,377	10,435	10,640
Professional services and other	921	1,081	1,946	1,426	1,747	1,874	2,070	2,242
Total revenues	17,128	18,172	19,283	23,090	21,421	21,758	21,631	24,421
Cost of revenues:								
Software license revenues	216	240	1,050	267	285	370	183	272
Maintenance	2,079	1,908	2,095	2,012	1,865	1,853	1,930	2,073
Professional service and other	840	1,041	1,470	1,431	1,386	1,453	1,566	1,872
Total cost of revenues	3,135	3,189	4,615	3,710	3,536	3,676	3,679	4,217
Gross profit	13,993	14,983	14,668	19,380	17,885	18,082	17,952	20,204
Operating expenses (1):								
Sales and marketing	8,128	9,128	8,617	10,529	9,210	9,019	9,085	10,133
Research and development	5,646	5,850	5,679	5,547	5,521	5,793	6,002	5,410
General and administrative	2,712	3,013	3,140	3,135	3,257	3,390	3,319	3,390
Total operating expenses	16,486	17,991	17,436	19,211	17,988	18,202	18,406	18,933
Income (loss) from operations	(2,493)	(3,008)	(2,768)	169	(103)	(120)	(454)	1,271
Interest income, net	527	556	531	650	594	588	577	575
Other income (expense)	34	(12)	(3)	85	1	24	20	(38)
Income (loss) before income taxes	(1,932)	(2,464)	(2,240)	904	492	492	143	1,808
Provision for (benefit from) income taxes	(659)	(1,363)	(1,304)	289	177	175	(149)	652
Net income (loss)	$(1,273)	$(1,101)	$(936)	$615	$315	$317	$292	$1,156
Basic earnings (loss) per share	$(0.07)	$(0.06)	$(0.05)	$0.03	$0.02	$0.02	$0.02	$0.06
Diluted earnings (loss) per share	$(0.07)	$(0.06)	$(0.05)	$0.03	$0.02	$0.02	$0.01	$0.06
As a Percentage of Total Revenues								
Revenues:								
Software license revenues	36.2%	37.8%	35.0%	47.9%	42.0%	43.7%	42.2%	47.3%
Maintenance	58.4	56.2	54.9	45.9	49.8	47.7	48.2	43.5
Professional service and other	5.4	6.0	10.1	6.2	8.2	8.6	9.6	9.2
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:								
Software license revenues	1.3	1.3	5.4	1.2	1.3	1.7	0.9	1.1
Maintenance	12.1	10.5	10.9	8.7	8.7	8.6	9.0	8.6
Professional service and other	4.9	5.8	7.6	6.2	6.5	6.6	7.2	7.7
Total cost of revenues	18.3	17.6	23.9	16.1	16.5	16.9	17.1	17.4
Gross profit	81.7	82.4	76.1	83.9	83.5	83.1	82.9	82.6
Operating expenses (1):								
Sales and marketing	47.4	50.2	44.7	45.6	43.0	41.4	42.0	41.5
Research and development	33.0	32.2	29.5	24.0	25.8	26.6	27.8	22.1
General and administrative	15.8	16.6	16.3	13.6	15.2	15.6	15.3	13.9
Total operating expenses	96.2	99.0	90.5	83.2	84.0	83.6	85.1	77.5
Income (loss) from operations	(14.5)	(16.6)	(14.4)	0.7	(0.5)	(0.5)	(2.2)	5.1
Interest income, net	3.1	3.1	2.7	2.8	2.8	2.7	2.7	2.3
Other income (expense)	0.2	(0.1)	–	0.4	–	0.1	0.1	(0.1)
Income (loss) before income taxes	(11.2)	(13.6)	(11.7)	3.9	2.3	2.3	0.6	7.3
Provision for (benefit from) income taxes	(3.8)	(7.5)	(6.8)	1.2	0.8	0.9	(0.7)	2.7
Net income (loss)	(7.4)%	(6.1)%	(4.9)%	2.7%	1.5%	1.4%	1.3%	4.6%

(1) In the fiscal fourth quarter of 2005, we recorded a $250,000 pre-tax charge related to the accelerated vesting of certain employee stock options. Effective July 1, 2005, we adopted the provisions of SFAS No. 123(R). For additional information, see Note 9 to the accompanying Consolidated Financial Statements.

mobius

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Quarterly revenues and operating results are expected to fluctuate as a result of a variety of factors, including without limitation, statements regarding market acceptance of Mobius's new and existing products, ability to manage expenses, fluctuations in period to period results, seasonality, uncertainty of future operating results, long and unpredictable sales cycles, technological change, product concentration, competition, international sales and operations, protection of intellectual property, extended payment risk, sufficient revenues from professional services, dependence on licensed technology, risk of product defects, product liability, expansion of indirect channels, management of growth, dependence on executive management, other key employees and subcontractors, consolidation in the industries we market and sell, concerns about transaction security on the Internet, factors affecting valuation of stock option expense, changes in prevailing equity-based compensation practices, general conditions in the economy and the impact of recently enacted or proposed regulations. Historically, license revenues typically peak primarily in the fourth fiscal quarter (ending June 30) and to a lesser extent in the second fiscal quarter (ending December 31). These fluctuations are caused primarily by customer purchasing patterns and our sales force incentive programs, which recognize and reward sales personnel on the basis of achievement of annual and other periodic performance quotas, as well as by the factors described above. Changes in buying patterns, product mix and sales force incentive programs may alter these historical seasonality patterns.

Liquidity and Capital Resources

Executive Overview

Since our inception, we have funded our operations principally through cash flows from operating activities. As of June 30, 2006, we had cash and cash equivalents of approximately $40.0 million, an increase of $6.3 million from the $33.7 million held at June 30, 2005. The increase was primarily due to a reduction in software license installments receivable, net income adjusted for depreciation and amortization, deferred income taxes and other non-cash charges, and cash received from equity-based benefit plans. These increases were partially offset by an increase in accounts receivable and capital expenditures. As of June 30, 2006 and 2005, the Company had no bank debt outstanding.

We believe that our existing cash balances and cash flows expected from future operations will be sufficient to meet our capital requirements through fiscal 2007. As discussed in the section entitled, "Software License Installments Receivable" below, we have entered into a number of license contracts having extended payment terms. We continue to monitor the level of sales that include extended payment terms to manage the use of cash associated with these sales. We entered into an arrangement during our fiscal first quarter of 2005 that provides us with the option of selling installments receivable to General Electric Capital Corporation ("GECC"). This arrangement gives us enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows. During fiscal 2006, we sold approximately $3.1 million of installments receivable, bringing total sales through June 30, 2006 under this arrangement to approximately $5.8 million. If the level of software license revenues financed by installments receivable increases and we are unable to assign a substantial percentage of such receivables to GECC or other vendor financing firms, our cash position is likely to be adversely affected.

I – I – I – I – I

Net cash used in operating activities was $5.0 million in fiscal 2004, as compared with net cash provided by operating activities of $610,000 and $4.9 million in fiscal 2005 and 2006, respectively. Our uses of cash during fiscal 2004 were primarily due to increases in software license installments receivable, partially offset by net income adjusted for non-cash items and increases in accounts payable and accrued expenses. Our sources of cash during fiscal 2005 were collections in accounts receivable and software license installments receivable, partially offset by net loss adjusted for non-cash items and reductions in accounts payable and accrued expenses. Our sources of cash during fiscal 2006 were from a reduction in software license installments receivable and net income adjusted for depreciation and amortization, deferred income taxes and other non-cash charges. These sources were partially offset by an increase in accounts receivable as a result of a decrease in the percentage of financed licenses (which would have been recorded as software license installments receivable) and a corresponding increase in licenses with one-time payment terms (recorded in accounts receivable) and a reduction in deferred revenue, primarily due to timing of maintenance billings. Software license installments, which decreased 15.4% from $36.5 million at June 30, 2004 to $30.9 million at June 30, 2005, and decreased 30.6% to $21.5 million at June 30, 2006, represent payments due from customers for license fees that are paid over the term of the installment agreement. The decreases during fiscal 2005 and 2006 were due to collections, the sale of approximately $2.7 million in fiscal 2005 and $3.1 million in fiscal 2006 of installments receivable to GECC and a lower percentage of financed deals. For additional information, see the section entitled, "Software License Installments Receivable" below.

Net cash used in investing activities was $1.3 million, $0.9 million and $1.6 million in fiscal 2004, 2005 and 2006, respectively. Net cash used in investing activities during all three fiscal years represented the purchase of computer equipment, furniture and fixtures and leasehold improvements.

Net cash provided by financing activities was $2.3 million, $765,000 and $1.6 million in fiscal 2004, 2005 and 2006, respectively. During fiscal 2004 and 2005, cash was provided by the exercise of stock options by employees of $2.0 million and $483,000, respectively, and employee stock purchases under the employee stock purchase plan of $291,000 and $282,000, respectively. Net cash provided by financing activities during fiscal 2006 was due to the exercise of stock options by employees of $698,000, employee stock purchases under the employee stock purchase plan of $575,000 and the net tax benefit attributable to stock options of $312,000.

Our material obligations and commitments to make future payments under contracts consist of our operating leases for our office facilities. These leases expire on various dates through fiscal 2011 and provide for additional payments relating to utility costs. As of June 30, 2006, the future minimum lease payments for these operating leases are as follows (in thousands):

Year Ended:	Operating Leases
June 30, 2007	$2,833
June 30, 2008	2,621
June 30, 2009	2,212
June 30, 2010	1,701
June 30, 2011	129
Total minimum lease payments	$9,496


mobius

In addition to the commitments shown above, we have commitments at June 30, 2006 for future purchases of goods and services of approximately $220,000.

In compliance with the lease of our corporate headquarters in Rye, NY, the landlord holds a letter of credit issued by a bank totaling $275,000, collateralized by a certificate of deposit.

On April 26, 2004 (the "eManage Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology and certain other assets of eManage, a privately held company, for an aggregate of approximately $2.4 million in cash, which was paid from our existing cash balances. In addition, we assumed liabilities of $111,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.7 million. eManage develops software solutions for e-mail archiving, records management and lifecycle management that enable organizations to manage corporate records at an enterprise level. The eManage software suite includes a complete records management facility for Microsoft's SharePoint Portal Server. It extends full records management functionality, including lifecycle management and records security, to the collaborative SharePoint document management environment. Under the terms of the agreement, we were obligated to pay eManage up to an additional $1.2 million if certain revenue and other operating targets were achieved as of the end of each quarter through June 30, 2005. During the fiscal fourth quarter of 2004, certain targets were met, and, accordingly, we recorded incremental goodwill and a payable to eManage of $340,000, which was paid during the fiscal first quarter of 2005. During the fiscal second and fourth quarters of 2005, certain additional targets were met, and accordingly, we recorded incremental goodwill of $85,000 and $93,000, respectively, which was paid in the fiscal second quarter of 2005 and the fiscal first quarter of 2006, respectively.

We continue to evaluate potential acquisition candidates whose products, technology and expertise or market share would enhance our strategic market position.

Accounts Receivable Reserves

Accounts receivable reserves are provided for potential problem accounts and for the potential that some customers decide to cancel or reduce the number of products covered by maintenance arrangements upon their anniversary but do not always notify us in sufficient time to prevent some portion of the annual maintenance billings from being recognized. We specifically identify problem accounts based on the age of the receivable and through discussions with the customer and our sales representatives. Based on the specific account information and the historical relationship of actual losses to revenues and receivable balances, we exercise our judgment as to what portion of the accounts receivable balance requires a reserve. As of June 30, 2005 and June 30, 2006, approximately 74% and 63%, respectively, of the total accounts receivable reserve balances were related to specific accounts. To the extent that an account for which a specific reserve was provided is subsequently collected, we reduce the reserves in the period of collection. Accounts receivable reserves were $595,000 and $559,000 at June 30, 2005 and June 30, 2006, respectively.

Software License Installments Receivable

As of June 30, 2006, software license installments amounted to $21.5 million, a decrease of 30.6% compared with the June 30, 2005 balance of $30.9 million. This decrease was primarily due to collections, the sale of approximately $3.1 million of installments receivable to GECC and a lower percentage of financed licenses during fiscal 2006. We entered into an arrangement during our fiscal first quarter of 2005 that provides us with the option of selling certain installments receivable to GECC, which gives us enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows. Through June 30, 2006, we have sold approximately $5.8 million of installments receivable to GECC. We offer extended payment terms to our customers that meet specified standards of creditworthiness, which we believe enhances our competitive position. Software license installments are discounted at a market rate of interest at the date the software license contract revenue is recognized. The discount is amortized to interest income using the interest method over the term of the financing. Software license installments receivable will fluctuate with the amount of license revenue sold on an installment basis.

As of June 30, 2006, one customer had a balance equal to 15.7% of total software license installments. No other customer had a balance in excess of 4.4% of total software license installments. As of June 30, 2006, total software license installments receivable have an average remaining term of approximately 1.3 years.

We determine the reserve for software license installments based upon customer-specific information, including a credit review of the customer, historical write-off experience, our ability to enforce original payment terms and current economic conditions.

Deferred Revenues

Deferred revenues consist primarily of the unearned portion of maintenance revenues and license contracts. Current and non-current deferred revenues totaled $26.4 million at June 30, 2005 and $24.9 million at June 30, 2006. Deferred revenues can fluctuate due to the timing of annual maintenance billings, increases or decreases in current license revenues and increases or decreases in license contracts that include more than one year of maintenance. As of June 30, 2006, current deferred revenues totaled $22.8 million and non-current deferred revenues totaled $2.1 million. It is anticipated that current deferred revenues of $22.8 million will be recognized as revenue within the next twelve months.

Stock-Based Compensation

As of June 30, 2006, we had the following stock-based compensation plans: the 2006 Stock Incentive Plan (2006 Stock Plan), the Non-Employee Directors' 1998 Stock Option Plan (Directors' Plan) and the 1998 Employee Stock Purchase Plan (ESPP). At our annual meeting of stockholders on February 7, 2006, the stockholders approved our 2006 Stock Plan, which replaces the 1996 Stock Incentive Plan (1996 Stock Plan). As a result of the termination of the 1996 Stock Plan, option grants will no longer be made under the 1996 Stock Plan but it will continue in effect with respect to options previously granted thereunder. Key terms of these plans are summarized in Note 9 to the accompanying Consolidated Financial Statements.

Prior to July 1, 2005, we accounted for these stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Except for the one-time charge discussed in the following paragraph, no stock-based employee compensation cost was recognized in the Consolidated Statements of Operations for the years ended June 30, 2004 and 2005, as the ESPP was considered non-compensatory pursuant to APB 25 and all options granted under the 1996 Stock Plan and the Directors' Plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

On June 14, 2005, our Board of Directors approved a plan to accelerate the vesting of all unvested employee stock options issued under the 1996 Stock Plan, other than those options awarded to officers. Our Board took this action with the belief that it is in the best interest of stockholders, as it will reduce our reported compensation expense associated with those stock options in future periods. As a result of this acceleration, during the fiscal fourth quarter of 2005, we recorded pre-tax compensation expense of $250,000, which represents the intrinsic value measured at the acceleration date for the estimated number of options that, absent the acceleration, would have expired unexercised.

Beginning in fiscal 2007, we intend to issue a combination of stock options and restricted stock to tailor and enhance the incentive nature of such instruments and to better manage the related expense charged to earnings, as required under SFAS No. 123(R). The number of equity-based compensation units granted to employees as a form of non-cash compensation will be based on guidelines established by the Company that consider, among other factors, market trends and the level of expense that will be charged to earnings. Vesting of such grants will be dependent on the achievement of certain corporate financial goals.


mobius

Effective July 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment (revised 2004)," using the modified-prospective-transition method. Under the modified-prospective-transition method, prior period financial statements are not restated. As a result of adopting SFAS No. 123(R) on July 1, 2005, our income before income taxes and net income for the year ended June 30, 2006, were $855,000 and $700,000 lower, respectively, than if we had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share for the year ended June 30, 2006 would have been $0.15 and $0.14 respectively, if we had not adopted SFAS No. 123(R), compared to reported basic and diluted earnings per share of $0.11 and $0.10, respectively.

The following table illustrates the effect on income (loss) before income taxes, net income (loss) and income (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123(R) to options granted under our 1996 Stock Plan, Directors' Plan and ESPP during the years ended June 30, 2004 and 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black Scholes options-pricing formula and amortized to expense over the options' vesting periods.

	Year Ended June 30,	
	2004	2005
Income (loss) before income taxes - as reported	$7,929	$(5,732)
Income (loss) before income taxes - pro forma	$5,960	$(9,413)
Net income (loss) - as reported	$4,802	$(2,695)
Net income (loss) - pro forma	$3,452	$(5,805)
Basic net income (loss) per share - as reported	$ 0.27	$ (0.15)
Basic net income (loss) per share - pro forma	$ 0.19	$ (0.32)
Diluted net income (loss) per share - as reported	$ 0.24	$ (0.15)
Diluted net income (loss) per share - pro forma	$ 0.17	$ (0.32)

It is expected that the unrecognized stock-based compensation expense of approximately $950,000 at June 30, 2006, will be recognized against income over a weighted-average period of approximately 1.45 years.

Other Matters

INFOPAC-Tapesaver: In January 1999, we sold the INFOPAC-TapeSaver product to a third party for approximately $3.0 million payable over a five-year period. As a result of this arrangement, we were going to recognize $3.0 million of license revenues as the buyer made payments over a five-year period ended December 31, 2003. The buyer has been delinquent on these payments since June 2001 and, as such, no license revenue relating to this agreement was recognized in fiscal 2004, 2005 and 2006.

We commenced arbitration proceedings against the buyer to enforce the payment terms in the sales agreement. On March 26, 2002, the arbitrator issued an award in our favor against the buyer and its president in the amount of $381,750, which represented the amount past due under such agreement. The arbitrator also directed the buyer and its president to pay us $37,500 per month from March 31, 2002 through December 31, 2003 and to pay our share of the arbitration expenses. In April 2002, Mobius commenced an action against the buyer and its president in the United States District Court for the Southern District of New York to confirm the arbitration award. The Court entered an order confirming the award on September 23, 2002. We have docketed the judgment in California for the full amount of the debt due of approximately $1.2 million. During January 2005, the buyer's president filed for personal bankruptcy protection. In April 2005, we filed a complaint in the bankruptcy proceeding alleging that the buyer's president's debt to us is not dischargeable in the bankruptcy proceeding. The buyer's president answered the complaint, denying those allegations. On May 17, 2006, the parties settled the action, with the buyer's president agreeing to pay certain sums to be realized from the sale of his residence after settlement of an existing mortgage on the property. At this time, we can not estimate the amount, if any, that will be received from this sale. To date, we have not recorded any amounts due in connection with the arbitration. As a result of the uncertainty of collection, any amounts ultimately recorded will be accounted for on the cash basis.

Acartus Litigation: On May 31, 2005, we filed an action in the U.S. District Court for the District of Delaware against Acartus, Inc. The complaint pleaded claims for trademark infringement, false representation/designation of origin and false advertising in violation of the Lanham Act (the "Lanham Claims"), and for violations of state statutory and common law. The complaint sought injunctive relief, compensatory damages in an amount no less than $500,000, plus costs and attorneys' fees. On July 5, 2005, we moved for preliminary injunction with respect to the Lanham Act Claims, seeking to enjoin Acartus from improperly using the Mobius mark in violation of our trademark and other rights, and from making false statements in advertising about our products. We also sought expedited discovery. By Order dated July 6, 2005, the Court granted our request for expedited discovery and scheduled a hearing on our preliminary injunction motion for August 1, 2005. On July 22, 2005, Acartus agreed to a stipulated order entering a preliminary injunction with respect to the Lanham Act Claims, thereby mooting the August 1, 2005 hearing. Because Acartus has since declined to convert the preliminary injunction to a permanent injunction, we continue to prosecute all of our claims. On September 20, 2005, we amended our complaint to add a claim for violation of the Delaware Uniform Trade Secrets Act (the "Amended Complaint"). On October 4, 2005, Acartus moved to strike, dismiss or stay the Amended Complaint. Acartus also declined to provide discovery while its motion was pending, notwithstanding the July 6, 2005 Order, necessitating a motion by us on November 2, 2005 to compel discovery. On June 28, 2006, the Court denied Acartus's motion to strike, dismiss or stay the Amended Complaint and granted our motion to compel discovery. On July 13, 2006, Acartus answered the Amended Complaint. We then again amended the complaint in August 2006, to add new claims and allegations based on documents obtained thus far from Acartus in discovery, and to add EMC Corporation, which acquired Acartus, as a defendant. We also increased our request for damages to not less than $10 million. The parties are now engaged in ongoing discovery. Pursuant to the Scheduling Order, fact discovery must be completed by December 1, 2006, expert discovery must be completed by January 24, 2007, summary judgment motions must be filed no later than January 31, 2007, and the case is scheduled for a two-week jury trial beginning on August 6, 2007. A mediation is also scheduled before a Magistrate Judge on October 26, 2006. At this time, we cannot predict the outcome or estimate the amount, if any, that will be received in the event we prevail in this matter.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes." Under FIN 48, the tax effects of a position taken on a tax return should be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition, and also requires significant new annual disclosures in the notes to the consolidated financial statements. The interpretation applies to all tax positions related to income taxes subject to SFAS No. 109.

Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption must be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. As such, we are required to adopt FIN 48 at the beginning of our fiscal year 2008. We are currently evaluating the various requirements of FIN 48, but we are unable at this time to assess what, if any, the financial statement impacts might be.

Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolio is comprised primarily of money market accounts and is subject to interest rate sensitivity. The primary objective of our investment activities is to preserve principal, while at the same time maximizing interest income. As of June 30, 2006, we held no marketable securities.

mobius



We may be subject to foreign exchange gains or losses on transactions denominated in other than the functional currency of us or our subsidiaries. Net gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss. We do not use derivative financial investments to hedge potential foreign exchange losses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders
of Mobius Management Systems, Inc.

We have completed integrated audits of Mobius Management Systems, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Mobius Management Systems, Inc. and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the financial statements, effective July 1, 2005, the Company changed its method of accounting for stock based compensation.

Internal Control over Financial Reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 29, that the Company maintained effective internal control over financial reporting as of June 30, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Stamford, Connecticut
September 11, 2006

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 30, 2006 to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of the controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, with us have been detected.

Management's Report on Internal Control over Financial Reporting


mobius

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fiscal quarter ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Mitchell Gross
Chairman of the Board,
Chief Executive Officer and President

Raymond F. Kunzmann
Senior Vice President, Finance
and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)	June 30, 2005	2006
Assets		
Current assets:		
Cash and cash equivalents	$33,726	$39,967
Accounts receivable, net of allowance for doubtful accounts of $595 and $559, respectively	10,519	19,654
Software license installments, current portion	12,926	12,054
Other current assets	2,310	2,480
Total current assets	59,481	74,155
Software license installments, non-current portion, net of allowance for doubtful accounts of $161 and $99, respectively	17,991	9,416
Property and equipment, net	3,663	3,912
Deferred income taxes	5,217	2,478
Other assets	3,963	3,379
Total assets	$90,315	$93,340
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$14,363	$15,994
Deferred revenue	23,344	22,765
Deferred income taxes	5,229	2,480
Total current liabilities	42,936	41,239
Deferred revenue	3,091	2,092
Other non-current liabilities	721	509
Total liabilities	46,748	43,840
Stockholders' equity:		
Common stock $.0001 par value; authorized 40,000,000 shares; issued 23,884,999 and 24,303,853 shares, respectively; outstanding 18,530,776 and 18,949,630 shares, respectively	2	2
Additional paid-in capital	55,753	58,193
Retained earnings	3,573	5,653
Accumulated other comprehensive income	221	1,634
Treasury stock, at cost, 5,354,223 shares	(15,982)	(15,982)
Total stockholders' equity	43,567	49,500
Total liabilities and stockholders' equity	$90,315	$93,340

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	2004	2005	2006
	Years Ended June 30,		
Revenues:			
Software license	$42,858	$30,883	$39,167
Maintenance	40,151	41,416	42,131
Professional service and other	5,079	5,374	7,933
Total revenues	88,088	77,673	89,231
Cost of revenues:			
Software license	1,115	1,773	1,110
Maintenance	7,048	8,094	7,721
Professional service and other	5,506	4,782	6,277
Total cost of revenues	13,669	14,649	15,108
Gross profit	74,419	63,024	74,123
Operating expenses:			
Sales and marketing	35,090	36,402	37,447
Research and development	20,797	22,722	22,726
General and administrative	11,397	12,000	13,356
Acquired in-process research and development	956	—	—
Total operating expenses	68,240	71,124	73,529
Income (loss) from operations	6,179	(8,100)	594
Interest income, net	1,840	2,264	2,334
Other income (expense)	(90)	104	7
Income (loss) before income taxes	7,929	(5,732)	2,935
Provision for (benefit from) income taxes	3,127	(3,037)	855
Net income (loss)	$4,802	$(2,695)	$2,080
Basic earnings (loss) per share	$0.27	$(0.15)	$0.11
Basic weighted average shares outstanding	17,964	18,409	18,765
Diluted earnings (loss) per share	$0.24	$(0.15)	$0.10
Diluted weighted average shares outstanding	19,937	18,409	19,831

See accompanying notes to consolidated financial statements.

mobius



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance at June 30, 2003	17,526	$2	$50,653	$1,466	$218	5,354	$(15,982)	$36,357
Net income	–	–	–	4,802	–	–	–	4,802
Change in other comprehensive income, net of tax	–	–	–	–	332	–	–	332
Comprehensive income								5,134
Stock options exercised, including tax benefit	602	–	3,219	–	–	–	–	3,219
Stock purchase plan, including tax benefit	151	–	429	–	–	–	–	429
Balance at June 30, 2004	18,279	2	54,301	6,268	550	5,354	(15,982)	45,139
Net loss	–	–	–	(2,695)	–	–	–	(2,695)
Change in other comprehensive loss, net of tax	–	–	–	–	(329)	–	–	(329)
Comprehensive loss								(3,024)
Stock options exercised, including tax benefit	203	–	893	–	–	–	–	893
Stock purchase plan, including tax benefit	49	–	309	–	–	–	–	309
Stock option accelerated vesting	–	–	250	–	–	–	–	250
Balance at June 30, 2005	18,531	2	55,753	3,573	221	5,354	(15,982)	43,567
Net income	–	–	–	2,080	–	–	–	2,080
Change in other comprehensive income, net of tax	–	–	–	–	1,413	–	–	1,413
Comprehensive income								3,493
Stock options exercised, including tax benefit	317	–	999	–	–	–	–	999
Stock purchase plan, including tax benefit	102	–	586	–	–	–	–	586
Stock based compensation expense	–	–	855	–	–	–	–	855
Balance at June 30, 2006	18,950	$2	$58,193	$5,653	$1,634	5,354	$(15,982)	$49,500

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended June 30, 2004	2005	2006
Cash provided by (used in) operating activities:			
Net income (loss)	$4,802	$(2,695)	$2,080
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income taxes	2,025	(2,758)	(10)
Depreciation and amortization	1,904	2,135	2,016
Stock-based compensation expense	–	250	855
Change in operating assets and liabilities:			
Accounts receivable, net	(1,323)	1,355	(9,135)
Software license installments	(13,078)	5,613	9,447
Other assets	(1,465)	(93)	(189)
Accounts payable and accrued expenses	2,313	(3,676)	1,631
Deferred revenue	(189)	(242)	(1,578)
Other non-current liabilities	–	721	(212)
Total adjustments	(9,813)	3,305	2,825
Net cash provided by (used in) operating activities	(5,011)	610	4,905
Cash used in investing activities:			
Capital expenditures	(1,314)	(898)	(1,640)
Net cash used in investing activities	(1,314)	(898)	(1,640)
Cash provided by financing activities:			
Cash received from exercise of stock options	1,998	483	698
Cash received from employee stock purchase plan	291	282	575
Net tax benefit attributable to stock options	–	–	312
Net cash provided by financing activities	2,289	765	1,585
Effect of exchange rate changes on cash and cash equivalents	313	(343)	1,391
Net change in cash and cash equivalents	(3,723)	134	6,241
Cash and cash equivalents at beginning of year	37,315	33,592	33,726
Cash and cash equivalents at end of year	$33,592	$33,726	$39,967
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest paid	$9	$37	$10
Income taxes, net of refunds	215	482	510

See accompanying notes to consolidated financial statements.

mobius



NOTE 1 | Organization

Mobius Management Systems, Inc., together with its consolidated subsidiaries (the "Company"), is a leading provider of integrated solutions for content and records management. Mobius was incorporated in New York in 1981 and reincorporated in Delaware in 1997. The Company has international subsidiaries in the United Kingdom, Canada, France, Germany, Italy, Sweden, the Netherlands, Switzerland, Australia and Japan.

NOTE 2 | Significant Accounting Policies

Principles of Consolidation

The Company and its subsidiaries are consolidated for financial statement purposes. All significant intercompany accounts and transactions are eliminated.

Revenue Recognition

The Company recognizes license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." The Company generates license revenues from licensing the rights to use its software products to its customers. The Company also generates maintenance revenues from renewable support and software enhancements and professional service revenues from performing consulting activities for license customers. Software license contracts generally have terms of three, five or fifteen years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element. During the first half of fiscal 2004, Mobius's contracts included a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria were met, revenue was recognized upon delivery using the residual method in accordance with SOP 98-9, whereby the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. Accordingly, when the Company entered into a contract that included both a software license and an obligation to provide maintenance, the maintenance revenue was unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. The Company determined the portion of the contract price attributable to maintenance (which did not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from Mobius's pricing structure. The unbundled portion of such maintenance revenue was classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements did not exist, all revenue from the arrangement was deferred until such evidence materialized or until all elements were delivered. While the Company still recognizes revenue using the residual method in accordance with SOP 98-9, beginning in the third quarter of fiscal 2004, the vast majority of the Company's software license revenue contracts provide for optional maintenance in the first year, billed separately from the software license arrangement. Maintenance revenue is generally recognized ratably over the term of the support, typically twelve months. The unearned portion of maintenance revenue is classified as deferred revenue.

The Company offers installment contracts to its customers, which provide for periodic payments, with terms ranging from six months to five years, with the majority in the range of three years to five years, with generally the first payment due at the beginning of the contract period. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The discount is recognized as interest income over the term of the arrangement. The Company has an established business practice of offering installment contracts to customers and has a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity. Therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. The Company entered into an arrangement during its fiscal first quarter of 2005 that provides it with the option of selling installments receivable to General Electric Capital Corporation. This arrangement gives the Company enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows.

Professional service revenue is generally recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will result in a loss, a provision for the full loss is recognized. Professional service revenue associated with new products is generally deferred until completion of the project and acceptance by the customer.

Software Development Costs

Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires that certain software development costs be capitalized once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

The Company determines technological feasibility based on the working model method. The period between establishment of a working model and the general availability of Mobius's software has historically been short. Accordingly, software development costs qualifying for capitalization have been insignificant. As a result, the Company has expensed all software development costs.


mobius

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on a straight-line basis over the estimated life of the related asset, ranging from two to fifteen years. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

The Company has recorded intangible assets representing completed technology and customer relationships. These assets resulted from acquisitions of the Contenuity Software and certain other assets of Cytura Corp., and of the technology and certain other assets of eManage Inc. (see Note 16, eManage Asset Acquisition). Completed technology is stated at cost and is amortized on a straight-line basis over the products' estimated useful lives, which ranges from 3 years to 3.75 years. Customer relationships are being amortized on a straight-line basis over their useful life of 3 years. The portion of a purchase which pertains to in-process research and development is expensed in the period of acquisition.

Goodwill is recorded as the excess of the purchase price over the fair value of assets acquired. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite useful lives are not amortized. Rather these assets are tested for impairment annually and when events and circumstances indicate that their fair value may have been reduced below carrying value. The Company performed its annual goodwill impairment test as of June 30, 2005 and 2006. Goodwill was not considered impaired as of either date.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Beginning July 1, 2005, the Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from July 1, 2005 onward. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of an equity-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded.

Foreign Currency Translation

Balance sheet accounts of the Company's international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues, costs and expenses are translated into U.S. dollars each month at average exchange rates. Gains or losses that result from translation are shown as a separate component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss.

Cash Equivalents

The Company considers investments with maturities at the date of purchase of three months or less to be cash equivalents. At June 30, 2005 and 2006, cash equivalents were comprised of overnight deposits and money market investments with financial institutions.

Marketable Securities

Marketable securities are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. For the years ended June 30, 2004, 2005 and 2006, there were no realized gains or losses. As of June 30, 2005 and 2006, there was no unamortized investment premium and unrealized holding gains and losses.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of substantially all of the trade accounts receivables and software license installments. The Company sells its products to a large number of customers in diversified industries across many domestic and international geographies. As of June 30, 2006, one customer has a software license installment payable to the Company equal to 15.7% of total software license installments. No other customer has a balance in excess of 4.4% of total software license installments.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company's management has used its best efforts in establishing good faith estimates and assumptions. Actual results may differ.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, software license installments, non current investments, accounts payable, accrued expenses and deferred maintenance amounts approximate their carrying values.

Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 stipulates the calculation of Basic EPS and Diluted EPS for all historical periods. Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS is similar to the computation of Basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. See Note 3, Earnings Per Share, for the EPS calculations for the fiscal years ended June 30, 2004, 2005 and 2006.

Stock-Based Compensation

Prior to July 1, 2005, the Company accounted for employee stock options and employee stock purchase grants under the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations (APB No. 25). During that period, the Company applied the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123."

Beginning July 1, 2005, the Company accounts for share-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment (revised 2004)," (SFAS No. 123(R)), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25. Under SFAS No. 123(R), the Company recognizes the grant date fair value of share-based compensation awards over the requisite service period.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the disclosure of comprehensive income, which includes net income (loss), foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale.


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Segment and Geographic Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial statements. It also establishes standards for related disclosures about products or services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes." Under FIN 48, the tax effects of a position taken on a tax return should be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition, and also requires significant new annual disclosures in the notes to the consolidated financial statements. The interpretation applies to all tax positions related to income taxes subject to SFAS No. 109.

Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption must be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. As such, the Company is required to adopt FIN 48 at the beginning of its fiscal year 2008. The Company is currently evaluating the various requirements of FIN 48, but is unable at this time to assess what, if any, the financial statement impacts might be.

Financial Statement Reclassifications

Certain comparative prior year amounts in the Consolidated Financial Statements have been reclassified to conform to the current year presentation.

NOTE 3 | Earnings Per Share

The following is a reconciliation of the numerators and denominators for the Basic and Diluted EPS calculations (in thousands, except per share data):

	Years Ended June 30,					
	2004			2005		
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount	Net Loss (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:						
Net income (loss)	$4,802			$(2,695)		
Weighted average shares outstanding		17,964			18,409	
Basic earnings (loss) per share			$0.27			$(0.15)
Diluted EPS:						
Net income (loss)	$4,802			$(2,695)		
Dilutive effect of stock options		1,973			—	
Weighted average shares outstanding		19,937			18,409	
Diluted earnings (loss) per share			$0.24			$(0.15)

	Year Ended June 30, 2006		
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:			
Net income	$2,080		
Weighted average shares outstanding		18,765	
Basic earnings per share			$0.11
Diluted EPS:			
Net income	$2,080		
Dilutive effect of stock options		1,066	
Weighted average shares outstanding		19,831	
Diluted earnings per share			$0.10

Stock options for the years ended June 30, 2004 and 2006, representing an aggregate of 550,981 and 1,663,125 shares, respectively, and all outstanding stock options for the year ended June 30, 2005, representing an aggregate of 2,337,904 shares of common stock, were excluded from the calculation of diluted earnings (loss) per share because the effect would be antidilutive. Stock options were the only dilutive instruments outstanding for the years ended June 30, 2004 and 2006.

NOTE 4 | Software License Installments

In the ordinary course of business, the Company offers extended payment terms to some of its customers, with terms ranging from six months to five years, with the majority in the range of three to five years. Software license installments are discounted at a market rate of interest. During the years ended June 30, 2004, 2005 and 2006, the discount rates used for initial year software license installment sales ranged between 3.1% and 7.0%, between 5.5% and 7.6% and between 6.7% and 8.3%, respectively. The discount is amortized over the term of the financing to interest income using the interest method. The Company entered into an arrangement during its fiscal first quarter of 2005 providing it with the option of selling certain installments receivable to General Electric Capital Corporation. This arrangement gives the Company enhanced flexibility in offering financing alternatives to our customers and to manage our cash flow. During fiscal 2005 and 2006, the Company sold approximately $2.7 million and $3.1 million, respectively, of installments receivable under this arrangement.

The present values of software license installments to be received after June 30, 2006 are as follows (in thousands):

Year Ended:	
June 30, 2007	$13,211
June 30, 2008	7,139
June 30, 2009	3,135
June 30, 2010	312
Total minimum payments to be received	23,797
Less imputed interest	(2,228)
Less allowance for doubtful accounts	(99)
Present value of software license installments, net	21,470
Less current portion, net	(12,054)
Non-current portion, net	$9,416


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NOTE 5 | Property and Equipment

Property and equipment consists of the following (in thousands):

	Useful Life	June 30, 2005	June 30, 2006
Computer equipment	2 - 5 years	$8,711	$9,883
Furniture, fixtures and office equipment	5 years	1,438	1,547
Leasehold improvements	5 - 15 years	3,917	4,095
		14,066	15,525
Less accumulated depreciation and amortization		(10,403)	(11,613)
Property and equipment, net		$3,663	$3,912

Depreciation and amortization expense on property and equipment was $1,600,000, $1,509,000 and $1,386,000 for the years ended June 30, 2004, 2005 and 2006, respectively.

NOTE 6 | Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	June 30, 2005	June 30, 2006
Accounts payable	$2,903	$2,183
Compensation and related benefits	6,030	7,424
Royalties payable	974	912
Other	4,456	5,475
	$14,363	$15,994

NOTE 7 | Income Taxes

Income (loss) before provision for (benefit from) income taxes is as follows (in thousands):

	Years Ended June 30, 2004	2005	2006
Domestic income (loss)	$7,651	$(6,395)	$2,150
Foreign income	278	663	785
	$7,929	$(5,732)	$2,935

The components of the provision for (benefit from) income taxes for the years ended June 30, 2004, 2005 and 2006 are as follows (in thousands):

	Years Ended June 30, 2004			2005			2006		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$71	$1,901	$1,972	$(614)	$(1,837)	$(2,451)	$6	$240	$246
State	71	515	586	28	(371)	(343)	–	175	175
Foreign	835	(266)	569	322	(565)	(243)	237	197	434
	$977	$2,150	$3,127	$(264)	$(2,773)	$(3,037)	$243	$612	$855

The following table reconciles the actual provision (benefit) for income taxes to the provision (benefit) for income taxes calculated at the Federal statutory corporate rate of 34% for the years ended June 30, 2004, 2005 and 2006 (in thousands):

	Years Ended June 30, 2004	2005	2006
Expected federal statutory corporate rate	$2,696	$(1,949)	$998
State income taxes, net	387	(226)	116
Foreign taxes	666	168	180
Non-deductible stock compensation	–	–	154
Losses of international subsidiaries for which no benefit has been recognized	28	51	–
Research credit	(650)	(643)	(337)
Reversal of previously accrued taxes	–	(601)	(250)
Reduction in valuation allowance	–	(35)	(140)
Other	–	198	134
Total income tax provision (benefit)	$3,127	$(3,037)	$855
Pre-tax income (loss)	$7,929	$(5,732)	$2,935
Effective tax rate	39.4%	53.0%	29.1%

In March of 2005 and March of 2006, due to the expiration of the statute of limitations on earlier tax years, the Company reversed previously accrued income taxes, reducing the tax provision by $601,000 and $250,000 for fiscal 2005 and 2006, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	June 30,	
	2005	2006
Deferred tax assets:		
Accounts receivable related	$253	$215
Domestic net operating loss carryforwards attributable to operating activities	4,215	–
Domestic net operating loss carryforwards attributable to employee stock options	1,850	1,626
Foreign net operating loss carryforwards	6,680	6,404
Depreciation and amortization	1,385	1,530
Tax credit carryforwards	3,474	4,050
Capital loss carryforwards	1,033	1,033
Stock compensation	–	156
Other	67	304
	18,957	15,318
Valuation allowance	(6,974)	(6,813)
Net deferred tax assets	11,983	8,505
Deferred tax liabilities:		
Software license installments	11,186	7,908
U. S. taxes on foreign income	779	550
Other	30	49
Net deferred tax liability	$12	$2


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The valuation allowance decreased by $161,000 for the year ended June 30, 2006, primarily due to a net reduction of the valuation allowance on the Company's foreign net operating loss carryforwards. The Company may further reduce the valuation allowance if it is concluded that it is more likely than not that additional deferred tax assets will be realized.

As of June 30, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4.2 million which will begin to expire, if unused, in the year 2024. The Company also has $17.9 million in foreign net operating loss carryforwards as of June 30, 2006. The carryforward period of these losses varies by jurisdictions; some begin to expire in fiscal 2007 and others extend indefinitely.

As of June 30, 2005 and 2006, the Company had capital loss carryforwards of approximately $2.7 million. These capital loss carryforwards will expire, if unused, in fiscal 2007. The Company has established a valuation allowance against these capital loss carryforwards as management has concluded that it is more likely than not that these deferred tax assets will not be realized.

NOTE 8 | Preferred Stock

The Company has authorized 1,000,000 shares of Preferred Stock with a par value of $.01. Before any shares are issued, the Board of Directors shall fix the specific provisions of the shares including the designation of series, voting rights, dividend features, redemption and liquidation provision and other features. No shares were outstanding as of June 30, 2005 and 2006.

NOTE 9 | Stock-Based Compensation

As of June 30, 2006, Mobius had the following stock-based compensation plans, which are described below: the 2006 Stock Incentive Plan (2006 Stock Plan), the Non-Employee Directors' 1998 Stock Option Plan (Directors' Plan) and the 1998 Employee Stock Purchase Plan (ESPP).

2006 Stock Incentive Plan

At the Company's annual meeting of stockholders on February 7, 2006, the stockholders approved the Company's 2006 Stock Plan, which replaces the 1996 Stock Incentive Plan (1996 Stock Plan). As of February 7, 2006, the Company had reserved for issuance options to purchase up to 6,902,394 shares of authorized but unissued common stock under the 1996 Stock Plan. As a result of the termination of the 1996 Stock Plan, option grants will no longer be made under the 1996 Stock Plan but it will continue in effect with respect to options previously granted thereunder. The terms of the 2006 Stock Plan are substantially the same as the 1996 Stock Plan.

On June 14, 2005, Mobius's Board of Directors approved a plan to accelerate the vesting of all unvested employee stock options under the 1996 Stock Plan, other than those options awarded to officers of the Company. The Board took this action with the belief that it is in the best interest of stockholders, as it will reduce the Company's reported compensation expense associated with those stock options in future periods. As a result of this acceleration, during the fiscal fourth quarter of 2005, the Company recorded pre-tax compensation expense of $250,000, which represents the intrinsic value measured at the acceleration date for the estimated number of options that, absent the acceleration, would have expired unexercised.

Under the 2006 Stock Plan, Mobius's Compensation Committee, whose members have been delegated to serve as the Stock Option Committee (as defined under the 2006 Stock Plan), may grant stock options to officers, employees, directors and consultants. Stock options are generally granted with an exercise price equal to the stock's fair market value at the date of grant, as determined by Mobius's Board of Directors. Stock options generally expire ten years from the grant date. As of June 30, 2006, there were 1,834,407 shares available for grant under the 2006 Stock Plan.

Beginning in fiscal 2007, the Company intends to issue a combination of stock options and restricted stock to tailor and enhance the incentive nature of such instruments and to better manage the related expense charged to earnings, as required under SFAS No. 123(R). The number of equity-based compensation units granted to employees as a form of non-cash compensation will be based on guidelines established by the Company that consider, among other factors, market trends and the level of expense that will be charged to earnings. Vesting of such grants will be dependent on the achievement of certain corporate financial goals and will vest in substantially equal installments over five years.

Non-Employee Directors' 1998 Stock Option Plan

In February 1998, Mobius's Board of Directors and stockholders approved and adopted the Directors' Plan. The purpose of the Directors' Plan is to provide an incentive to Mobius's non-employee directors to serve on the Board of Directors and to maintain and enhance Mobius's long-term performance. The Directors' Plan provides for the issuance of a total of 500,000 authorized and unissued shares of common stock, treasury shares and/or shares acquired by Mobius for purposes of the Directors' Plan. As of June 30, 2006, there were 90,000 shares available for grant under the Directors' Plan.

Non-employee directors receive an initial grant of 20,000 options upon first election to the Board, of which 10,000 options are granted under the Directors' Plan and 10,000 options are granted under the 2006 Stock Plan. In addition, non-employee directors receive an annual grant of 10,000 options under the Directors' Plan, made at each annual meeting to those directors having at least nine months of Board service on the grant date. Each option granted under the Directors' Plan has a term of ten years. Options granted under the Directors' Plan prior to February 6, 2006 became exercisable upon grant. Effective February 7, 2006, the Board of Directors amended the Directors' Plan such that one-quarter of the options granted will vest every three months until the options fully vest on the one-year anniversary of the grant date. The exercise price of each option granted under the Directors' Plan is equal to the fair market value of a share of common stock on the date of grant.

1998 Employee Stock Purchase Plan

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the ESPP. The purpose of the ESPP is to provide eligible employees who wish to acquire common stock of the Company the opportunity to purchase shares from the Company with accumulated payroll deductions. The ESPP is intended to constitute an "employee stock purchase plan" under section 423 of the Internal Revenue Code. The ESPP provides for the issuance of an aggregate of up to 1,650,000 shares. Shares issued under the ESPP during the years ended June 30, 2004, 2005 and 2006 totaled 151,003, 48,506 and 101,792, respectively. As of June 30, 2006, 88,972 shares are reserved for issuance and there were 723,801 remaining shares available to purchase under this plan.

mobius 25

I – I – I – I – I

Prior to July 1, 2005, Mobius accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Except for the one-time charge of $250,000 recorded in the fourth quarter of fiscal 2005 related to the accelerated vesting of certain employee stock options, as previously discussed, no stock-based employee compensation cost was recognized in the Consolidated Statements of Operations for the years ended June 30, 2004 and 2005, as the ESPP was considered non-compensatory pursuant to APB 25 and all options granted under the Stock Plan and the Directors' Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective July 1, 2005, Mobius adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified-prospective-transition method, and as a result, prior periods have not been restated.

Under the modified-prospective-transition method, the Company is required to recognize stock-based employee compensation cost for: (a) all share-based awards granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) all share-based awards granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). During the year ended June 30, 2006, 20,000 options, 80,000 options and 101,792 options were granted under the 2006 Stock Plan, the Directors' Plan and the ESPP, respectively.

As a result of adopting SFAS No. 123(R) on July 1, 2005, Mobius's income before income taxes and net income for the year ended June 30, 2006, were $855,000 and $700,000 lower, respectively, than if we had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share for the year ended June 30, 2006 would have been $0.15 and $0.14, respectively, if we had not adopted SFAS No. 123(R), compared to reported basic and diluted earnings per share of $0.11 and $0.10, respectively.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that the Company classifies the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) as financing cash flows. The $312,000 excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if we had not adopted SFAS No. 123(R).

The intrinsic value of options exercised during the years ended June 30, 2004, 2005 and 2006 was approximately $5.3 million, $836,000 and $1.2 million, respectively. Cash received from option exercises under all share-based payment arrangements for the years ended June 30, 2004, 2005 and 2006 was approximately $2.0 million, $482,000 and $698,000, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements for the year ended June 30, 2006 totaled $301,000 relating to the 1996 Stock Plan and $11,000 relating to the ESPP. There was no tax benefit realized for the year ended June 30, 2005. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements for the year ended June 30, 2004 totaled approximately $1.2 million relating to the 1996 Stock Plan and approximately $138,000 relating to the ESPP. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards. The Company will calculate its July 1, 2005, SFAS No. 123(R) adoption date pool of windfall tax benefits using the SFAS No. 123(R) shortcut method.

As of June 30, 2006, there was approximately $907,000 of unrecognized compensation expense related to unvested share-based awards under the 1996 Stock Plan, 2006 Stock Plan and Directors' Plan. This amount is expected to be recognized over a weighted-average period of approximately 1.47 years. For awards granted prior to July 1, 2005, compensation cost is amortized over the vesting period using the tranche method proscribed in FIN 28. Compensation cost for awards granted after the adoption date of SFAS No. 123(R) is amortized on a straight line basis over the vesting period. The total fair value of shares vested during the years ended June 30, 2004, 2005 and 2006, was approximately $1.2 million, $4.2 million and $615,000, respectively. As of June 30, 2006, unamortized compensation expense of approximately $46,000 relating to the ESPP will be recognized on a straight line basis by the end of the plan year, October 31, 2006.

Mobius has a policy of issuing new shares to satisfy share option exercises and expects to continue that practice for the foreseeable future.

NOTE 10 | Employee Savings Plan

In fiscal 1995, the Company established a savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer a percentage of their pre-tax compensation, but not more than Internal Revenue Code limitations. The Company, at the discretion of the Board of Directors, may match the employee contributions. No matching contributions were made in the years ended June 30, 2004, 2005 and 2006.

NOTE 11 | Comprehensive Income (Loss)

Comprehensive income (loss) for the years ended June 30, 2004, 2005 and 2006 is as follows:

	Year ended June 30,		
	2004	2005	2006
Net income (loss)	$4,802	$(2,695)	$2,080
Unrealized translation gain (loss)	332	(329)	1,413
Comprehensive income (loss)	$5,134	$(3,024)	$3,493

NOTE 12 | Related Party Transactions

Since 1981 the Company has engaged, and plans to continue to engage, the law firm of Kramer Levin Naftalis & Frankel LLP to provide the Company with legal counsel. Kenneth P. Kopelman, a member of Mobius's Board of Directors, is a partner of Kramer Levin. Fees paid to Kramer Levin during the years ended June 30, 2004, 2005 and 2006 were approximately $1.0 million, $675,000 and $700,000, respectively.

NOTE 13 | Lease Commitments


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The Company has operating leases for its office facilities which expire on various dates through fiscal 2011 and provide for additional payments relating to utility costs.

The following is a schedule of future minimum lease payments for operating leases as of June 30, 2006 (in thousands):

Year Ended:	Operating Leases
June 30, 2007	$ 2,833
June 30, 2008	2,621
June 30, 2009	2,212
June 30, 2010	1,701
June 30, 2011	129
Total minimum lease payments	$ 9,496

Rental expense for all operating leases was approximately $2.8 million, $2.9 million and $2.7 million for the years ended June 30, 2004, 2005 and 2006, respectively.

In compliance with the lease of the Company's corporate headquarters in Rye, NY, the landlord holds a letter of credit issued by a bank totaling $275,000, collateralized by a certificate of deposit.

NOTE 17 | Goodwill and Other Intangible Assets

Intangible assets as of June 30, 2005 and 2006 were as follows (in thousands):

	June 30,					
	2005			2006		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Completed technology	$1,780	$1,003	$777	$1,780	$1,537	$243
Customer relationships	277	107	170	277	199	78
Total	$2,057	$1,110	$947	$2,057	$1,736	$321

Aggregate amortization expense for intangible assets for the years ended June 30, 2004, 2005 and 2006 was $304,000, $626,000 and $626,000, respectively. Amortization expense for the year ending June 30, 2007, for acquisitions completed through June 30, 2006, is estimated to be $321,000.

Changes in the carrying amount of goodwill for the years ended June 30, 2005 and 2006 were as follows (in thousands):

Balance as of June 30, 2004	$2,566
Goodwill acquired during the year	170
Effect of exchange rate changes and other	(3)
Balance as of June 30, 2005	2,733
Effect of exchange rate changes and other	23
Balance as of June 30, 2006	$2,756

SHAREHOLDER INFORMATION

Corporate Headquarters

Mobius Management Systems, Inc.
120 Old Post Road
Rye, New York 10580
914.921.7200

Annual Meeting

The annual meeting of shareholders will be held February 6, 2007 at 9 a.m. at Mobius Management Systems, Inc., 120 Old Post Road, Rye, NY 10580.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449 or 212.936.5100

Auditors

PricewaterhouseCoopers LLP
Stamford, Connecticut

General Counsel

Kramer Levin Naftalis & Frankel LLP
New York, New York

Investor Relations Counsel

Makovsky + Company
New York, New York

Form 10-K Report

Our annual report to the Securities and Exchange Commission (Form 10-K) can be obtained free of charge by addressing a request to David Gordon, Vice President, Finance and Treasurer, at the Company's corporate headquarters.

Stock Market and Dividend Information

Mobius's common stock has been quoted on the NASDAQ National Market under the symbol of MOBI since its initial public offering on April 27, 1998. According to the records of Mobius's transfer agent, Mobius had approximately 49 stockholders of record as of August 18, 2006. Because many shares are held by brokers and other institutions on behalf of stockholders, Mobius is unable to estimate the total number of stockholders represented by the record holders. The following table sets forth the high and low sales prices of Mobius's common stock on the NASDAQ National Market for the periods indicated.

Quarter ended:	High	Low
September 30, 2004	$9.68	$5.06
December 31, 2004	$9.19	$6.31
March 31, 2005	$7.85	$5.57
June 30, 2005	$7.00	$5.76
September 30, 2005	$6.65	$5.01
December 31, 2005	$7.00	$5.10
March 31, 2006	$7.40	$5.57
June 30, 2006	$6.55	$5.34

Mobius has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Mobius currently intends to retain future cash flows to fund the development and growth of its business. Payment of future dividends, if any, will be at the discretion of its Board of Directors after taking into account various factors, including Mobius's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Design: The Harquin Group
Printing: LandmarkPrint


MOBIUS
Celebrating 25 Years!

Mobius Management Systems, Inc.
120 Old Post Road • Rye, New York 10580
T: 914.921.7200 • F: 914.921.1360
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